SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2007

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________



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                              TAT Technologies Ltd.

6-K Items

     1.   Press  Release  re  Limco-Piedmont  Inc.  Files  an  Amendment  to its
          Registration   Statement   With  the  U.S.   Securities  and  Exchange
          Commission dated June 6, 2007.

                                                                          ITEM 1

Press Release                                       Source: TAT Technologies Ltd

Limco-Piedmont Inc. Files an Amendment to its Registration Statement With the U.S. Securities and Exchange Commission

Wednesday June 6, 10:07 am ET

GEDERA, Israel, June 6 /PRNewswire-FirstCall/ -- TAT Technologies Limited (NASDAQ: TATTF, NMS: TATTF) confirms a news release published by AP, that Limco-Piedmont Inc., a fully owned subsidiary of the Company ("LPI"), filed an amendment to its Registration Statement with the Securities and Exchange Commission on June 4, 2007. The prospectus reflects that LPI expects to offer in an initial public offering 3.5 million of its shares at an offering price ranging from $9.50 to $11.50 per share.

As of the date hereof, the Company plans to sell 500,000 shares of LPI shares in the IPO. Following the offering, TAT Technologies will own about 68 percent of LPI's outstanding common stock.

The underwriters will be given an option to buy up to 400,000 additional shares from LPI and 200,000 shares from the Company to cover any over-allotments.

After the offering, Limco Piedmont will have 12.5 million shares outstanding.

The terms of the Offering by LPI and the Company are not finalized yet and are subject, among other things, to the approval of the board of directors of LPI and applicable capital market conditions.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

    Company Contact:

    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411





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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                  (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: June 6, 2007